SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                       Pegasus Communications Corporation
                                (Name of Issuer)

                     Class A Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    705904100
                                 (CUSIP Number)

                           B. Joseph Alley, Jr., Esq.
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3450
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     11/7/97
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No. 705904100


================================================================================
1   Name of Reporting Person  S.S. or I.R.S. Identification
    No. of Above Person
                        Donald W. Weber
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2   Check the Appropriate Box if a Member of a Group                      (a)|_|
                                                                          (b)|_|
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3   SEC Use Only

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4   Source of Funds
                               00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(E)                                           |_|

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6   Citizenship or Place of Organization
                          United States
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    7  Sole Voting Power
                             388,420*

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    8  Shared Voting Power
                                0

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    9  Sole Dispositive Power
                             388,420*

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    10  Shared Dispositive Power
                                0

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11  Aggregate Amount Beneficially Owned by Each Reporting Person
                             388,420*

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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|

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13  Percent of Class Represented by Amount in Row (11)
                           6.8* percent

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14  Type of Reporting Person
                             IN

================================================================================
*Includes 3,385 options currently exercisable.




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Cusip No. 705904100


Item 1. Security and Issuer

     This statement relates to the Class A Common Stock, $0.01 par value per share, of Pegasus Communications Corporation, a Delaware corporation (the "Company"). The principal executive office of the Company is located at:

         c/o Pegasus Communications Management Company
         5 Radnor Corporate Center, Suite 454
         100 Matsonford Road
         Radnor, PA  19087

Item 2.  Identity and Background


         1.  (a)  Donald W. Weber

             (b)  525 Old Cobble Stone Drive
                  Dunwoody, GA  30350

             (c) Mr. Weber is a director of the Company and currently a member of the boards of directors of Powertel, Inc. and Healthdyne Information Enterprises, Inc., which are publicly-traded companies. The Company's address is set forth above in Item 1.

             (d)  None.

             (e)  None.

             (f)  United States.


Item 3.  Source and Amount of Funds or Other Consideration

     On November 7, 1997, Donald W. Weber acquired 383,035 shares (the "Shares") of the Company's Class A Common Stock in exchange for common stock of Viewstar Entertainment Services, Inc., a Georgia corporation ("Viewstar"). Viewstar was merged with and into Peach State Satellite Television, Inc., a Delaware corporation ("Merger Sub") , a wholly-owned subsidiary of the Company, pursuant to the terms of that certain Agreement and Plan of Merger dated November 7, 1997, among the Company, the Merger Sub, Viewstar and Donald W. Weber, a copy of which is filed herewith as Exhibit 99.1.


Item 4.  Purpose of Transaction

     See Item 3. above. The reporting person currently intends to hold the shares for investment.

            (a)  None.

            (b)  See Item 3.

            (c)-(j)  None.

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Cusip No. 705904100




Item 5.  Interest in Securities of the Issuer

           (a)-(b)   See Items 7-13 of the cover pages.

           (c) See Item 3. No other transactions in the Company's securities have been effected by the reporting person named in Item 2 above within the last sixty days.

           (d)       None.

           (e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Stockholders Agreement dated November 7, 1997 by and among the Company, Donald W. Weber and Woodrow W. Griffin includes, among other things, (i) a restriction on the transfer of the Shares until effectively registered under the Securities Act of 1933, as amended (the "Act") or sold pursuant to Rule 144 promulgated under the Act; (ii) demand and piggyback registration rights for the Shares; and (iii) a requirement that the reporting person execute a lock-up agreement in the event of an underwritten public offering. A copy of the Stockholders Agreement is filed herewith as Exhibit 99.2.


Item 7.  Material to be Filed as Exhibits

         99.1     Agreement and Plan of Merger dated November 7, 1997.
         99.2     Stockholders Agreement dated November 7, 1997.




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Cusip No. 705904100

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    December 4, 1997                    /s/ Donald W. Weber
                                                 ---------------
                                                 Donald W. Weber







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